January 27, 2026

Janet Huffman
Chief Executive Officer
Oragenics, Inc.
9015 Town Center Parkway, Suite 143
Lakewood Ranch, FL 34202

       Re: Oragenics, Inc.
           Registration Statement of Form S-3
           Filed January 22, 2026
           File No. 333-292880
Dear Janet Huffman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Julio Esquivel